                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Wall Data Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    932045107
                                 (CUSIP Number)

                                   Cliff Moore
                              10725 N. DeAnza Blvd.
                               Cupertino, CA 95014
                                 (408) 973-7171
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    COPY TO:

                               Michael J. Danaher
                        Wilson Sonsini Goodrich & Rosati
                               650 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 493-9300

                                November 29, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   932045107
         ---------------------

  (1)     Names of reporting persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          NETMANAGE ACQUISITION CORPORATION
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [X]
          (See Instructions)                                        (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)
          AF
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          WASHINGTON
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     9,104,225
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person with
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               9,104,225
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           9,104,225
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          89.2
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          CO
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------
   CUSIP No. 932045107
-------------------------

-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) NETMANAGE, INC.
-------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (See Instructions)                                        (b)   [   ]

-------------------------------------------------------------------------------

   3      SEC USE ONLY

-------------------------------------------------------------------------------

   4      SOURCE OF FUNDS (See Instructions)
          WC, AF
-------------------------------------------------------------------------------

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

-------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
-------------------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF
    SHARES             --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
   OWNED BY                    9,104,225
     EACH              --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               9,104,225
-------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,104,225
-------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                        [  ]

-------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          89.2
-------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON (See Instructions)
          CO
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This Schedule 13(D) relates to shares of common stock of Wall Data Incorporated (the "Shares"), a Washington corporation (the "Company). The address of the Company's principal executive offices is 11332 N.E. 122nd Way, Kirkland, WA 98034.

ITEM 2. IDENTITY AND BACKGROUND.

        This Schedule 13(D) is filed by NetManage Acquisition Corporation, a Washington corporation ("Purchaser") and NetManage, Inc., a Delaware Corporation ("Parent"). The information set forth in Item 2 ("Identity and Background") of Purchaser and Parent's Tender Offer Statement on Schedule 14D-1, dated October 27, 1999, filed with respect to the Shares (the "Schedule 14D-1") is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information set forth in Item 4 ("Source and Amount of Funds or Other Consideration") of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

        The information set forth in Item 5, ("Purpose of the Tender Offer and Plans or Proposals of the Bidders") of the Schedule 14D-1 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) - (b) As of the date of this filing, Purchaser and Parent beneficially own, and have sole power to vote or direct the vote for, 9,104,225 Shares, which represent approximately 89.2% of the outstanding shares of common stock of the Company.

        (c) not applicable

ITEM 6. CONTRACT, ARRANGEMENTS, ETC.

        The information set forth in Item 7 ("Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities") of the Schedule 14D-1 is incorporated herein by reference.

ITEM 7. EXHIBITS.

(1) The Exhibits filed pursuant to Item 11 ("Material to be Filed as Exhibits") of the Schedule 14D-1 are incorporated herein by reference.

(2) Agreement Relating to Joint Filing of Schedule 13(D).

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

December 9, 1999


                                        NETMANAGE ACQUISITION CORPORATION

                                        /S/ Zvi Alon
                                        ---------------------------------------
                                        Zvi Alon, President and Chief Executive
                                        Officer



                                        NETMANAGE, INC.

                                        /S/ Zvi Alon
                                        ---------------------------------------
                                        Zvi Alon, President and Chief Executive
                                        Officer

                                                                       EXHIBIT 2

                       AGREEMENT RELATING TO JOINT FILING

                                OF SCHEDULE 13(D)

        The undersigned hereby agree that a single Schedule 13(D) (or any amendment thereto) relating to the shares of Common Stock of Wall Data Incorporated shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13(D).

December 9, 1999


                                         NETMANAGE ACQUISITION CORPORATION

                                         /S/ Zvi Alon
                                         ---------------------------------------
                                         Zvi Alon, President and Chief Executive
                                         Officer



                                         NETMANAGE, INC.

                                         /S/ Zvi Alon
                                         ---------------------------------------
                                         Zvi Alon, President and Chief Executive
                                         Officer